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Holland & Knight LLP | www.hklaw.com

Chester E. Bacheller

(813) 227-6431

chet.bacheller@hklaw.com

March 7, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:	Jabil Circuit, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2013
Filed October 28, 2013
Form 10-Q for the Quarterly Period Ended November 30, 2013
Filed January 9, 2014
File No. 001-14063

Dear Mr. Gilmore:

I am writing you on behalf of Jabil Circuit, Inc. (“Jabil”) in connection with your letter dated March 5, 2014. I am sending you this letter as a follow up to a conversation I had with Gabriel Eckstein earlier today.

The Comment Letter requested that Jabil either provide a response within 10 business days or a notice of when it would provide a response. As I mentioned to Mr. Eckstein, Jabil’s second fiscal quarter just ended on February 28, 2014 and it is currently preparing its financial statements in connection with its earnings release scheduled for March 19, 2014. As a result, Jabil anticipates needing an additional five business days to send its response.

Please let me know if you have any questions concerning the foregoing.

Very truly yours, HOLLAND & KNIGHT, LLP.

By:	/s/ Chester E. Bacheller
Chester E. Bacheller

cc:	Forbes I.J. Alexander, Chief Financial Officer, Jabil Circuit, Inc.
Stephanie Ade, Vice President, Financial Reporting, Jabil Circuit, Inc.
Robert L. Paver, Esq., General Counsel, Jabil Circuit, Inc.